May 08, 2006

PHILIPS ANNOUNCES U.S. COMMERCIAL LAUNCH OF MOTIVA – A TV-BASED PLATFORM FOR REMOTE PATIENT MANAGEMENT
Motiva uses the home TV to actively engage chronic disease patients with personalized healthcare content as part of their daily routines.

Andover, MA, USA - Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced U.S. commercial availability of Philips Motiva, its groundbreaking TV-based platform for remote patient management. Besides vital sign monitoring, Motiva engages patients daily with personalized interactive content helping care managers reach more patients, influence long-term behavior and lower healthcare costs.

“Motiva gives patients a friendly and familiar way to connect everyday with their healthcare organizations – the home television,” said Jay Mazelsky, vice president and general manager, for Philips Medical Systems. “Nearly everyone has a TV and Motiva transforms this common household device into a whole new way for nurses to educate, motivate and communicate with their patients. Equally important, Motiva lets clinicians continuously track each patient’s level of knowledge, motivation and confidence to achieve specific health goals related to his or her chronic condition. It’s a powerful combination designed to help organizations address both quality of life and cost of quality care.”

Designing Motiva around patient needs, Philips called on experts in the company’s consumer electronics business to learn how to wrap this ‘high tech’ system in an easy-to-use package, consistent with the overall Philips commitment to ‘Sense and Simplicity.” With a simplified user interface, patients only need to operate a few buttons on a Motiva remote control, while the secure broadband connection and set-top box installed at enrollment make the connection work.

In a usability study conducted in early 2005 in New Jersey, Motiva earned high marks from patients as old as 81. Said one patient, “If you know how to press a button, you know how it operates. The TV screen tells you everything you need to do.” Nurses found the system helped improve their connection with patients. The usability study was followed in June 2005 by a trial of Motiva in the Netherlands by leading Dutch healthcare insurer, Achmea.

Monitoring and management key to the Motiva experience
Motiva supports daily vital signs monitoring for high-acuity patients using wireless devices installed in the home. The current product includes Bluetooth-enabled weight measurement, while future Motiva releases are expected to incorporate blood pressure and glucose measurement.

For every patient, Motiva monitors ongoing health status, usage patterns and regularly queries patients about changes in their knowledge, motivation and confidence levels — insights nurses can use to adapt care plans and gauge impact on long-term behavior.

A familiar, friendly “coach” for motivating healthy behavior
To help patients achieve their health goals, healthcare organizations use Motiva to deliver care plans directly to patients at home. It’s as if patients each have a personal coach educating and motivating them to make lifestyle modifications that can lead to long-term behavior change. Patients spend a few minutes each day at their convenience interacting with Motiva, making it a natural and helpful part of their regular routines.

Each care plan includes personalized messages, reminders, health tips, health status surveys and feedback, as well as video clips designed to educate the patient and quizzes to test comprehension. With Motiva, patients interact with their healthcare provider daily as they progress through the care plan content, supporting a stronger personal relationship between patient and provider that is intended to deepen the commitment to improving self-care.

Personalized care for more patients, more conditions, new programs
Care plans, which integrate an organization’s clinical guidelines and evidence-based protocols, are available for a wide spectrum of chronic diseases, condition and acuity levels – from at-risk to chronic – including congestive heart failure, diabetes, asthma, depression, as well as lifestyle factors such as obesity and smoking.

Simple and effective for patients to use in the home, Motiva is equally straightforward and productive for nurses responsible for managing a number of patients each day. Clinical software and workflow efficiency tools support both automation and customization of care plans, as well as end-to-end disease management activities, enabling healthcare organizations to increase their reach and manage larger chronic populations with truly personal and engaging content.

Motiva’s familiar medium, engaging patient content, clinical workflow and efficiency tools combine with an organization’s disease management services to enable lower overall healthcare costs. Automation and customization can reduce the labor required to administer personalized disease management programs across broader patient populations in order to reduce claims, and thus decrease overall costs.

For more information, please contact:
Steve Kelly
Philips Medical Systems
Tel +1 4254877479
email steve.kelly@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.